Exhibit 21.1

List of Subsidiaries of Apollo IG Core Replacement, L.P. as of December 31, 2025

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Apollo IG Core Replacement Intermediate A, SPC	Cayman
Apollo IG Core Replacement Intermediate B, LLC	Delaware
Apollo IG Core Replacement Aggregator A, SPC	Cayman
Apollo IG Core Replacement Aggregator B, L.P.	Delaware
Apollo Total Return Fund – Investment Grade Lux Holdings S.à r.l	Luxembourg